                                                                      Exhibit 11

                                                                  CONFORMED COPY

To:  GMAC Commercial Finance PLC (GMAC)
     Sovereign House
     Church Street
     Brighton
     East Sussex
     BN1 1SB

and: Ohsea Holdings Limited (Ohsea)
     Marine Court
     The Parade
     Cowes
     Isle of Wight
     P031 7QJ

Dated: 14th April, 2003

Dear Sirs,

Undertaking to subscribe

I refer to:

(a) the Bridge Facility Agreement between GMAC and Ohsea of the same date as this letter (the Bridge Agreement); and

(b) the Invoice Discounting Agreement to be entered into between GMAC (in the UK) and GMAC Commercial Finance LLC (in the US), and S. Com Group plc, Science Recruitment Group Limited and PS Interim Limited (in the UK) and S. Com CSE Inc. and The Woolf Group Inc. (in the US), substantially in the forms attached (the ID Agreements, which shall include the invoice discounting facility to be used in the United States of America and the English Law agreement together).

It is understood that any amounts drawn under the Bridge Agreement are to be refinanced by a drawing under the ID Agreements.

As an inducement to GMAC to provide the facility to Ohsea on the terms of the Bridge Agreement I undertake to you as follows:

(1) I shall, subject as stated below, subscribe for additional A ordinary shares of 0.1 pence each in the capital of Ohsea, at a subscription price of $2.10 per share, for an aggregate subscription price of up to the lesser of (i)(pound)1,000,000 and (ii) the value of the Headroom (as defined below);

(2) I shall make that subscription promptly following notification from GMAC that the first drawing is to be made under the ID Agreements and that Headroom exists on the day of that drawing, and in any event, within five London business days of receipt of that notification, the subscription consideration to be paid into each account of Ohsea as GMAC and Ohsea shall agree;

(3) this undertaking will be of no effect unless and until a drawing has been made under the Bridge Agreement; and

(4) I may, at my discretion, arrange for this undertaking to be performed in whole or in part by another or other shareholders of Ohsea, it being agreed that I will be required to perform this undertaking to the extent of any failure in performance by any such other shareholder.

For these purposes:

Headroom means the amount determined on the date of the first drawing under the ID Agreements as follows:

     Headroom = ((c) +(pound)500,000) minus (a + b)

where:

(a) is the aggregate amount that could be raised by Ohsea from you under the ID Agreements on that date;

(b) is the aggregate amount of cash available to Ohsea and its subsidiaries which could lawfully be applied towards the repayment of amounts drawn under the Bridge Agreement on that date, as determined by PriceWaterhousecoopers (PWC); and

(c) is the aggregate amount borrowed by Ohsea under the Bridge Agreement for the purchase of shares in Target (as defined in the Bridge Agreement).

If the Headroom would be a negative amount when calculated on the above formula it shall be treated as zero.

Amounts in a currency other than sterling shall be converted into Sterling at a rate determined by PWC as used in their work in relation to the "whitewash" process required as a condition precedent to the ID Agreement.

This undertaking is governed by English Law.

Yours faithfully,


/s/ Michael A. Ashcroft
-------------------------
Name: Michael A. Ashcroft
Title: Director